

February 9, 2024

Ignacio Madridejos
Chief Executive Officer
Ferrovial SE
Kingsfordweg 151
1043 GR Amsterdam
The Netherlands

> **Re: Ferrovial SE**
> **Registration Statement on Form 20-F**
> **Filed January 5, 2024**
> **File No. 001-41912**

Dear Ignacio Madridejos:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Registration Statement on Form 20-F filed January 5, 2024

Item 5. Operating and Financial Review and Prospects
5.A.8 Non-IFRS Measures: Operating Results
5.A.8.1 Adjusted EBIT and Adjusted EBIT Margin, page 121

1. We note that certain of your non-IFRS measures (e.g., Adjusted EBIT and Adjusted EBITDA) include a reconciling item for Share of profits of equity-accounted companies. Please tell us, and revise your filing to disclose, why the exclusion of these amounts results in information that is useful to investors.

5.A.8.5 Proportional Results, page 133

2. We note you present proportional results to reflect the contribution of each of your subsidiaries in the proportion of your ownership in those subsidiaries. Please revise to

remove this disclosure as the presentation of information regardless of the consolidation method applied does not appear to be appropriate.

<u>5.B.6.2 Adjusted Cash Flows, Cash Flows from Infrastructure Projects and Cash Flows Excluding Infrastructure Projects, page 140</u>

3.   We note that management considers the disclosure of Adjusted Cash Flows to be useful "because it provides a further explanation of the evolution of the changes to our Consolidated Net Debt during the reporting period." Please tell us why it is necessary to show changes in Consolidated Net Debt based on the cash flow figures reported in your consolidated cash flow statement. As part of your response, explain why you have shown amounts of Adjusted Cash Flows by operating, investing, and financing activities.

4.   You state that the main adjustment between Adjusted Cash Flows and your consolidated cash flows as reported in accordance with IAS 7 is related to changes of your Consolidated Net Debt during the reporting period. Please explain how you determined that it is appropriate to show cash flow amounts that exclude changes in cash and cash equivalents during the period. For example, the adjustment for "Movement in borrowing" appears to exclude amounts recognized in your Consolidated Cash Flow Statements as Increase in borrowings, Decrease in borrowings, and Net change in borrowings from discontinued operations. In addition, explain how you determined that it is appropriate to make adjustments (e.g., other movement in borrowings (not cash)) for amounts that do not appear to relate to changes in cash and cash equivalents during the period.

5.   As it relates to your reconciliations of Adjusted Cash Flows, please tell us how you concluded that it is appropriate to reclassify amounts from your Consolidated Cash Flow Statements for interest received and the cash impacts related to the right-of-use assets recognized under IFRS 16 and the associated liabilities.

<u>Adjusted Cash Flows Breakdown (cash flows from infrastructure projects (Infrastructure Cash Flows) and cash flows excluding..., page 144</u>

6.   We note that you have separated Adjusted Cash Flows into Infrastructure Cash Flows and Ex-Infrastructure Cash Flows. Please describe for us how you allocate amounts from your Consolidated Cash Flow Statements between Infrastructure project companies and Ex-infrastructure companies.

7.   The tables presenting a reconciliation of Ex-Infrastructure Cash Flows and Infrastructure Cash Flows to your consolidated cash flows include an adjustment representing the elimination of the infrastructure cash flows (or the ex-infrastructure cash flows) prepared under IAS 7 and adjustments. Please clarify for us, and in your filing, the nature of these adjustments.

<u>Cash flows excluding infrastructure projects (Ex-Infrastructure Cash Flows), page 145</u>

8. We note your response to prior comment 2 which states that, for the purpose of splitting the Adjusted Cash Flows between Ex-Infrastructure Cash Flows and Infrastructure Cash Flows, you treat those infrastructure project companies that are consolidated in your financial statements as if they were investments in shares. As it relates to amounts presented for Ex-Infrastructure Cash Flows, please explain to us your basis for treating infrastructure companies that are globally consolidated in your financial statements as an investment in shares that are not consolidated.

9. We refer you to your disclosure on page 146 which states "Therefore, Adjusted Cash Flows include cash flows from infrastructure project companies using the same consolidation basis applied for the reporting of the consolidated cash flows prepared in accordance with IAS 7." Please clarify for us how you can assert that the columns for infrastructure cash flows are prepared in accordance with IAS 7.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: M. Ryan Benedict